MICROSOFT CORPORATION

One Microsoft Way

Redmond, Washington 98052-6399

April 26, 2024

Via EDGAR transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microsoft Corporation

Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Microsoft Corporation, a Washington corporation (the “Registrant”), under the Securities Act of 1933, as amended (the “Securities Act”), of up to $762,661,000 aggregate principal amount of the Registrant’s 3.400% Notes due 2026 (the “2026 Exchange Notes”), $354,793,000 aggregate principal amount of the Registrant’s 3.400% Notes due 2027 (the “2027 Exchange Notes”), $448,585,000 aggregate principal amount of the Registrant’s 1.350% Notes due 2030 (the “2030 Exchange Notes”), $394,262,000 aggregate principal amount of the Registrant’s 4.500% Notes due 2047 (the “2047 Exchange Notes”) and $1,440,382,000 aggregate principal amount of the Registrant’s 2.500% Notes due 2050 (the “2050 Exchange Notes” and, together with the 2026 Exchange Notes, the 2027 Exchange Notes, the 2030 Exchange Notes and the 2047 Exchange Notes, the “Exchange Notes”) to be offered by the Registrant in exchange (the “Exchange Offers”) for a like principal amount of the Registrant’s issued and outstanding 3.400% Notes due 2026, 3.400% Notes due 2027, 1.350% Notes due 2030, 4.500% Notes due 2047 and 2.500% Notes due 2050, respectively (the “Original Notes”), the Registrant hereby confirms and represents as follows:

1.

The Registrant is registering the Exchange Offers in reliance on the position of the staff of the Securities and Exchange Commission (the “SEC”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).

2.

The Registrant has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offers to engage in a distribution (within the meaning of the Securities Act) of those Exchange Notes in violation of the provisions of the Securities Act. The Registrant is not aware of any person that will participate in the Exchange Offers with a view to distribute the Exchange Notes.

3.

The Registrant will disclose to each person participating in the Exchange Offers that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the applicable interpretations of the SEC, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

4.

The Registrant will require each person participating in the Exchange Offers to represent that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrant will require each person that is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes acquired as a result of market-making activities or other trading activities to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes, and that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the Registration Statement in the amount of $501,940.81 has previously been deposited by wire transfer of same day funds to the SEC’s account at U.S. Bank.

Please contact William B. Brentani or Daniel N. Webb of Simpson Thacher & Bartlett LLP at (650) 251-5110 or (650) 251-5095, respectively, with any questions or comments regarding the foregoing.

[Signature Page Follows]

Very truly yours,

Microsoft Corporation

By:	/s/ Keith R. Dolliver
Name: Keith R. Dolliver, Esq.
Title: Deputy General Counsel and Corporate Secretary

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP